ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
3 April to 2 May 2017

2 May 2017

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 30 April 2017 consisted of 3,942,983,436 ordinary shares, of which, 189,744,953 were held as treasury shares; leaving a balance of 3,753,238,483 shares with voting rights.
The figure of 3,753,238,483 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules.

Contact: C James, Company Secretarial Assistant, (0207 004 3116).

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES
The attached individual notification made under article 19.1 of the Market Abuse Regulation (‘MAR’) relates to an award promised upon recruitment on behalf of a PDMR. This announcement is made in accordance with Article 19.3 of MAR.
Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2017.04.18
NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Badar Khan

2		Reason for the notification
a	)	Position/status	Group Director Corporate Development and National Grid Ventures

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	American Depository Shares
		Identification code	US 6362743006

b	)	Nature of the transaction	Acquisition of a conditional award over securities, for
nil consideration, under the Retention Award Plan. This award is a buy-out incentive in respect of incentive arrangements put in place by Mr Khan’s previous employer that were lost on
recruitment to National Grid.

c	)	Price(s) and volume(s)	Price(s) Volume(s) NIL 37,782
d	)	Aggregated information - Aggregated volume - Price	Price(s) Volume(s) NIL 37,782
e	)	Date of the transaction	2017.04.12

f	)	Place of the transaction	Outside a trading venue

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	American Depository Shares
	Identification code	US 6362743006

b)	Nature of the transaction	Acquisition of 8,935 ADSs following the first release of the buyout incentive granted to Mr Khan under the Retention Award Plan.

c)	Price(s) and volume(s)	Price(s) Volume(s) Nil 8,935
d)	Aggregated information - Aggregated volume - Price	Price(s) Volume(s) Nil 8,935
e)	Date of the transaction	2017.04.12

f)	Place of the transaction	Outside a trading venue

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	American Depository Shares
	Identification code	US 6362743006

b)	Nature of the transaction	Automatic disposal of 4,493 ADSs to cover statutory deductions following the first release of the buyout incentive granted to Mr Khan under the Retention Award Plan.

c)	Price(s) and volume(s)	Price(s) Volume(s) $64.960585 4,493
d)	Aggregated information - Aggregated volume - Price	Price(s) Volume(s) $64.960585 4,493
e)	Date of the transaction	2017.04.12

f)	Place of the transaction	Outside a trading venue

12 April 2017

Update on timing impacts for fiscal year 2016/17

Today National Grid updates its 2016/17 technical guidance for timing impacts ahead of entering closed period on 18 April 2017.

The Group expects headline full-year results to reflect higher favourable timing in both its UK and US businesses. The over-recoveries primarily relate to out-turn electricity and gas volumes being different to anticipated volumes (e.g. due to weather). Additionally, US over-recoveries also benefit from mandated State level collections.

The net benefit to earnings per share in 2016/17 from timing is now expected to be approximately 5p higher than previously estimated. Timing has no impact on long-term performance and this incremental benefit will be returned to customers in future years.

National Grid will publish its preliminary results for 2016/17 on Thursday, 18 May 2017.

CONTACTS

Investors:
Aarti Singhal	+44 (0)20 7004 3170
David Brining	+44 (0)20 7004 3166
Media
Sean Kemp	+44 (0)20 7004 3149

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 183 to 186 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2016 published on 10 November 2016. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Robin Kerner

Date of notification: 2017.04.10

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Mike Westcott

2		Reason for the notification
a	)	Position/status	Group HR Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s) Volume(s) 10.28883 GBP 12

d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2017.04.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2017.04.10

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Alison Kay

2		Reason for the notification
a	)	Position/status	Group General Counsel & Company Secretary

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s) Volume(s) 10.28883 GBP 12

d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2017.04.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2017.04.10

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Andrew Bonfield

2		Reason for the notification
a	)	Position/status	Finance Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each
		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s) Volume(s) 10.28883 GBP 15

d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2017.04.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2017.04.10

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	John Pettigrew

2		Reason for the notification
a	)	Position/status	Chief Executive Officer

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s) Volume(s) 10.28883 GBP 15

d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2017.04.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2017.04.10